UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALDEROX, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

014349104

(CUSIP Number)

Susan Garrod

Pala Investments Holdings Limited

12 Castle Street

St. Helier, Jersey JE2 3RT

Channel Islands

+44-1534-639815

and

Jan Castro

Pala Investments AG

Dammstrasse 19

6300 Zug

Switzerland

+41-41-560-9070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014349104

1.	Names of Reporting Persons Pala Investments Holdings Limited I.R.S. Identification No. of Above Person (Entities Only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 83,889,437

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 51,644,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,889,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 71.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 014349104

1.	Names of Reporting Persons Vladimir Iorich I.R.S. Identification No. of Above Person (Entities Only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 83,889,437

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 51,644,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,889,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 71.8%

14.	Type of Reporting Person (See Instructions) IN

                This Amendment No. 3 amends and restates the cover pages and Item 5 of the statement on Schedule 13D, as amended, filed on May 14, 2008 by Pala Investments Holdings Limited and Vladimir Iorich relating to the common stock of Alderox, Inc. (“Alderox Common Stock”), formerly named Reclamation Consulting and Applications, Inc. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read as follows:
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 6 is incorporated herein by reference.

                As of the date of this Schedule 13D, the Reporting Persons held no shares of Alderox Common Stock. However, PIHL may be deemed to beneficially own 83,889,437 shares of Alderox Common Stock, which constitutes approximately 71.8% of the outstanding shares of such common stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Of these shares, 5,500,000 shares are issuable to PIHL on the exercise of currently outstanding warrants, 2,000,000 shares are issuable to PIHL on the exercise of warrants received upon advancing the Second Tranche pursuant to the Debenture, 10,714,286 shares are issuable to PIHL on the conversion of the principal amount of the First Tranche of the secured convertible debenture, 14,285,714 shares are issuable to PIHL on the conversion of the principal amount of the Second Tranche, if such tranche is advanced, of the secured convertible debenture, and 17,857,143 shares are issuable to PIHL on the conversion of the principal amount of the Third Tranche of the secured convertible debenture (collectively, the “Debenture Shares”). Under the Debenture, PIHL may also convert any accrued but unpaid interest into shares of Alderox Common Stock, which shares are not included in the preceding calculation of the Debenture Shares. As of June 30, 2008, $203,627 in accrued, unpaid interest has been capitalized to the principal amount of the First Tranche, which is convertible into 727,240 shares of Alderox Common Stock and $78,386 in accrued, unpaid interest has been capitalized to the principal amount of the Third Tranche, which is convertible into 559,900 shares of Alderox Common Stock (the “Interest Shares”). In addition, pursuant to the Voting Agreement discussed in Item 6 of this Schedule 13D, PIHL has obtained an irrevocable proxy to vote the shares of Alderox Common Stock held by the other parties to the Voting Agreement on the matters subject thereto to the extent such party does not vote his or her shares in accordance with the Voting Agreement. Of the 83,889,437 shares of Alderox Common Stock that PIHL may be deemed to beneficially own, 32,245,154 shares are believed to be currently subject to the irrevocable limited proxy granted to PIHL (the “Proxy Shares”).

                PIHL exercises investment discretion and voting power over the Debenture Shares and Interest Shares. As discussed in Item 6 of this Schedule 13D, with respect to the Proxy Shares, PIHL may exercise voting control with regard to the matters subject to the Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement. In addition, because Mr. Iorich may replace any or all members of the boards of PIHL and PGHL, Mr. Iorich may be deemed to have voting and investment discretion with respect to the Debenture Shares and Interest Shares and, with respect to the Proxy Shares, voting control with regard to the matters subject to the Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement.

                (c)  Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Alderox Common Stock.

                (d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Alderox Common Stock that the Reporting Persons may acquire, except that each of the other parties to the Voting Agreement has the right to receive dividends and/or the proceeds from the sale of those Proxy Shares beneficially owned by that party.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

1.          Joint Filing Agreement, dated as of March 17, 2008, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ statement on Schedule 13D filed on March 17, 2008).

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2008
PALA INVESTMENTS HOLDINGS LIMITED

	By:	/s/ Susan Garrod
		Name:	Susan Garrod
		Title:	Director

Date: July 7, 2008
	By:	/s/ Vladimir Iorich
		Name:	Vladimir Iorich